                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF AUGUST 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Board of Directors examines and approves the Group First Half Financial Report at 30 June 2012

►

REVENUES: €14,793 MILLION, +3.1% IN ORGANIC TERMS COMPARED WITH H1 2011 (+1.7% REPORTED)

►

NET INCOME: €1,245 MILLION, A 3.3 BILLION IMPROVEMENT COMPARED WITH H1 2011 (-€2,042 MILLION) WHICH DISCOUNTED THE CORE DOMESTIC GOODWILL WRITE-DOWN; + 9.2% EXCLUDING THE WRITE-DOWN

►

EBITDA: €5,859 MILLION, -1.0% IN ORGANIC TERMS COMPARED WITH H1 2011 (-1.6% REPORTED)

►

EBIT: €3,205 MILLION, +2.4% IN ORGANIC TERMS COMPARED WITH H1 2011

►

ADJUSTED NET FINANCIAL POSITION:  €30,360 MILLION, DOWN €800 MILLION ON 30 JUNE 2011 AND €54 MILLION LOWER THAN AT 31 DECEMBER 2011,  AFTER PAYMENT OF OVER €1 BILLION IN DIVIDENDS

BERNABE’: “IN A COMPLEX MACROECONOMIC CONTEXT, THE SOLID FIRST HALF RESULTS ALLOW US TO CONFIRM OUR FULL YEAR GUIDELINES. COMPARED WITH H1 2011, WE CAN REPORT A RETURN TO PROFIT AND A SIGNIFICANT REDUCTION OF INDEBTEDNESS FOR AROUND €800 MILLION, CONFIRMING THE SUSTAINABILITY OF THE DIVIDEND POLICY PREVIOUSLY ANNOUNCED. FINALLY, RECENT BOND ISSUES CONTRIBUTED TO MAINTAINING A LIQUIDITY MARGIN TO COVER OUR DEBT MATURITY UNTIL 2014.”

►    ANDREA MANGONI APPOINTED MANAGING DIRECTOR FOR ACTIVITIES IN SOUTH AMERICA

►    SHAREHOLDERS' MEETING CALLED FOR 17 OCTOBER 2012

***

The preliminary results for the first half of 2012 will be illustrated to the financial community during a conference call scheduled for 2 pm today (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Thursday 9 August 2012  by calling:  +39 06 334843 (access code 437715#).

***

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT;  accounting and adjusted net financial debt. For further details please see the attachment  “Alternative performance measures”.

The Telecom Italia Group First Half Financial Report at 30 June 2012 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (IFRS), as well as the provisions of art. 9 of Leg. Decree 38/2005.

The accounting and consolidation principles adopted in the preparation of the Interim Statements at 30 June 2012 were consistent with those used for the Consolidated Annual Statements at 31 December 2011, with the exception of certain new principles/interpretations adopted by the Group – which have no impact on the Interim Consolidated Statements at 30 June 2012 – and the early and retrospective adoption of the new version of IAS 19 (employee benefits). Following the adoption of this principle the data for comparable periods have been duly restated. Note that the section "Outlook for the 2012 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the limited review work by our independent auditors on the Telecom Italia Group Interim Consolidated Financial Statements at 30 June 2012 has not yet been completed.

Milan, 2 August 2012

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s First Half Financial Report at 30 June 2012.

Franco Bernabè commented: "The company returned to solid earnings in the first half 2012 despite the worsening of the economic conditions in Italy and the slowdown in Latin America."

“Even more importantly we reduced debt by €800 million from 30 June 2011, down to €30.4 billion at the end of second quarter of 2012, after outlays for dividends exceeding €1 billion. Moreover, in an extremely difficult credit climate for the majority of Italian firms, Telecom Italia successfully placed bonds for €1.5 billion, maintaining the liquidity margin at sufficient levels to cover our debt maturities until 2014”.

"Important results were achieved in the first half of 2012 on the domestic front, in particular in the Consumer segment, while the SME area has suffered from the tough market conditions, aggravated by the credit squeeze."

“In Latin America too, despite an economic climate that reflects the global slowdown, we can report positive results. In Brazil, our constant commitment to network expansion, confirmed by the recent purchase of the 4G frequencies, ensures growth for our local activities. In Argentina, as Mobile Number Portability was introduced, we continued to invest in the repositioning of our mobile offering, which will deliver benefits in the future. Andrea Mangoni's appointment as Managing Director for South American business is a signal of the Group's strong attention to these strategic markets and is intended to ensure further support for their growth."

Bernabè concluded: "Although the macroeconomic and financial picture does not look likely to improve in the coming months either in Italy or Latin America, we will not allow it to threaten our stated objectives, above all debt reduction.  We shall exploit all the flexibility that the various levers of management allow, in the knowledge that the exceptionally complex situation which we are currently facing demands not only coherence and rigour, but also the ability to find new directions to continue to pursue the growth path which, with the latest planned investments, we have embarked upon."

THE MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

Entries in the consolidation area:

•

TIM Fiber – Brazil: On 31 October 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed TIM Fiber SP and TIM Fiber RJ respectively.

•

4GH Group - Domestic: On 27 July 2011 the 4G Holding group (retail sales of telephony equipment) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.

Exits from the consolidation area:

•

Loquendo – Domestic: On 30 September 2011 Loquendo S.p.A. was sold and consequently excluded from the consolidation perimeter.

TELECOM ITALIA GROUP

Revenues in H1 2012 amounted to €14,793 million, up 1.7% from €14,543 million in the first half of 2011 (+€250 million). In terms of organic variation, consolidated revenues grew by 3.1% (+€443 million).

In detail, the organic variation in revenues is calculated by excluding:

►

the effect of foreign exchange rate fluctuations of -€179 million, mainly regarding the Brazil Business Unit (-€185 million) and to a largely negligible extent the Argentina Business Unit (-€3 million);

►

the effect of changes to the consolidation area (-€5 million), due to sale of Loquendo (Domestic BU) on 30 September 2011;

►

the effect of a €9 million reduction in revenues due to the settlement of business disputes with other carriers.

Revenues, broken down by business unit, are as follows:

(millions of euros)	H1 2012		H1 2011		Change
		% of total		% of total	absolute	%	% organic

Domestic	9,048	61.2	9,335	64.2	(287)	(3.1)	(3.0)
Core Domestic	8,570	57.9	8,932	61.4	(362)	(4.1)	(3.9)
International Wholesale	709	4.8	642	4.4	67	10.4	8.9
Brazil	3,733	25.2	3,499	24.1	234	6.7	12.6
Argentina	1,823	12.3	1,511	10.4	312	20.6	20.9
Media, Olivetti and Other Operations	290	2.0	343	2.3	(53)
Adjustments and eliminations	(101)	(0.7)	(145)	(1.0)	44
Total Consolidated	14,793	100.0	14,543	100.0	250	1.7	3.1

EBITDA came to €5,859 million, down €97 million (-1.6%) on the previous-year period, with EBITDA margin of 39.6% (41.0% in H1 2011). EBITDA was affected primarily by the prices of goods and services. In organic terms EBITDA decreased by €59 million (-1.0%) with respect to the corresponding period of the previous year, though 1.7 pp lower in proportion to revenues (39.8% in H1 2012 compared with 41.5 % in H1 2011). This was due to the greater weight of South American revenues, where margins are lower than for Domestic Business, and to higher mobile handset sales, aimed at a greater penetration of data services.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(millions of euros)	H1 2012		H1 2011		Change
		% of total		% of total	absolute	%	% organic

Domestic	4,406	75.2	4,527	76.0	(121)	(2.7)	(3.3)
% of Revenues	48.7		48.5			0.2 pp	(0.2) pp
Brazil	987	16.8	948	15.9	39	4.1	10.0
% of Revenues	26.5		27.1			(0.6) pp	(0.6) pp
Argentina	550	9.4	506	8.5	44	8.7	8.9
% of Revenues	30.2		33.5			(3.3) pp	(3.3) pp
Media, Olivetti and Other Operations	(81)	(1.3)	(25)	(0.4)	(56)
Adjustments and eliminations	(3)	(0.1)	-	-	(3)
Total Consolidated	5,859	100.0	5,956	100.0	(97)	(1.6)	(1.0)
% of Revenues	39.6		41.0			(1.4) pp	(1.7) pp

EBIT stood at €3,205 million; in H1 2011 the figure was a negative -€63 million following the Core Domestic goodwill write-down for €3,182 million. The organic EBIT variation was a positive €76 million (+2.4%) with organic EBIT margin (21.7%) largely unchanged compared with H1 2011.

Consolidated net profits amounted to €1,245 million, registering a €3.3 billion improvement compared with the same period of 2011. In comparable terms, excluding the aforementioned goodwill write-down in H1 2011, the increase is €0.1 billion (+9.2%).

Capex for the first half of 2012 amounted to €2,269 million (up €232 million compared with H1 2011) broken down as follows:

(millions of euros)	H1 2012		H1 2011		Change
		% of total		% of total

Domestic	1,333	58.7	1,352	66.4	(19)
Brazil	662	29.2	444	21.8	218
Argentina	236	10.4	205	10.1	31
Media, Olivetti and Other Operations	38	1.7	36	1.7	2
Adjustments and eliminations	-	-	-	-	-
Total Consolidated	2,269	100.0	2,037	100.0	232
% of Revenues	15.3		14.0		1.3 pp

Capital expenditure for the Domestic Business Unit shrank by €19 million, mainly due to the lower requirement in relation to delivery of new systems owing to the slowdown and contraction of fixed-line business.

For the Brazil Business Unit capex rose by €218 million (including a negative forex effect of -€23 million) primarily in relation to investments in network infrastructure.

Capex for the Argentina Business Unit grew by €31 million from the same period of last year. In particular, expenditure was aimed at enlarging and upgrading broadband services to improve transmission capacity and increase access speed. Telecom Personal invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Cash flow from operations stood at €2,243 million (€2,512 million in H1 2011).

Adjusted net financial debt (excluding the purely accounting and non-monetary effects of the valuation at fair value of financial derivatives and related assets/liabilities) at 30 June 2012 is €30,360 million, down €54 million with respect to 31 December 2011 (€30,414 million), despite the payment of dividends for over €1 billion.

At 30 June 2012 adjusted net financial debt was substantially unchanged at the level of end of March 2012 (€30,312 million), thanks to cash generation which enable the Group to absorb the impact of dividend payments.

Accounting net financial debt amounts to €30,785 million (€30,819 million at 31 December 2011 and €30,979 million at 31 March 2012).

At 30 June 2012 Group headcount stood at 84,889 employees (84,154 at 31 December 2011), of which 56,815 in Italy (56,878 at 31 December 2011).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

►

Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle Group business (International Wholesale) as well as associated support operations;

►

Brazil Business Unit: refers to mobile (Tim Celular) and fixed-line (Intelig, TIM Fiber SP and TIM Fiber RJ) telecommunications operations in Brazil;

►

Argentina Business Unit: includes fixed-line (Telecom Argentina) and mobile telecommunications (Telecom Personal in Argentina, and Núcleo in Paraguay);

►

Media Business Unit: includes TV network-related activities and operations;

►

Olivetti Business Unit: includes activities in the area of IT products and services;

►

Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Figures for Telecom Italia Media at 30 June 2012 can be found in the press release issued on 27 July 2012, following the Board of Directors' meeting.

DOMESTIC

In H1 2012 the company Matrix, following commencement of its disposal process, was consolidated within the Other Operations and no longer belongs to the Domestic–Core Domestic BU. The comparable periods were reclassified accordingly.

Domestic revenues fell 3.1% in reported terms and 3.0% in organic terms to €9,048 million (€9,335 million in H1 2011).

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amounted to €8,570 million, down 4.1% (€8,932 million in the first six months of 2011) and with an organic variation of -3.9%.

The performance of the individual market segments as compared with the same period of 2011 is as follows:

►

Consumer: the Consumer segment saw a slide in revenues of €67 million (-1.5%), though confirming the steady recovery seen in FY 2011 thanks in particular to a stabilisation of the erosion of voice revenues (both Fixed and Mobile), strong growth in Browsing revenues and growth in sales of devices (+€65 million, + 52.7%), especially Mobile Internet enabled. The reduction, entirely attributable to revenues from services (-€132 million, -3.0%), is ascribable to traditional Voice and Messaging services, in large part offset by growth in Mobile Internet (+€51 million, +15.9% compared with H1 2011) and Fixed Broadband (+€16 million, +3.4% compared with the previous year period).

►

Business: revenues for the segment fell by €119 million in H1 2012 (-7.6%). The fall was primarily seen in revenues from services (-€91 million) of which -€56 million on Fixed-line, entirely due to erosion of the customer base (-6.7% compared with 2011) and -€38 million on Mobile (-7.6%), attributable both to the smaller customer base and a fall in revenues and lower average unit prices, especially in Voice services.

►

Top: the segment reported a drop in revenues in H1 2012 of €148 million (-8.6%). The fall affected both revenues from services (-€92 million, -6.0%), and from product sales (-€55 million, -28.2%). In particular the fall in revenues from services was seen in Voice (-€48 million) and Data (-€34 million), while in Mobile the slide was a more modest -€18 million (-3.9%), entirely attributable to lower prices/revenues on voice traffic and messaging only partly offset by the increase in Browsing revenues.

►

National Wholesale: the Wholesale segment in H1 2012 reported a slight drop in revenues of -€19 million (-1.8%, -0.9% in organic terms) mainly due to lower carrier and interconnection revenues, only in part offset by growth in access services to alternative operators.

►

International Wholesale Revenues

In H1 2012 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €709 million, up €67 million (+10.4%, +8.9% in organic terms) compared with 2011. This performance was primarily attributable to Voice services (+15.7%) and more marginally to the IP/Data segment (+8.6%). All areas of business were affected by sharp pricing pressures owing to the competitiveness of the market as well as by rationalization measures based on a more selective customer portfolio and traffic strategy.

Besides the breakdown by market segment, the following revenue figures are distinguished by technology (Fixed and Mobile).

►

Fixed-Line Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	H1 2012		H1 2011		Change
(millions of euros)	% of total		% of total		absolute	%

Retail Voice	2,701	41.8	2,868	43.0	(167)	(5.8)
Internet	798	12.3	811	12.2	(13)	(1.7)
Business Data	691	10.7	765	11.5	(74)	(9.8)
Wholesale	2,068	32.0	2,038	30.6	30	1.5
Others	210	3.2	182	2.7	28	15.4
Total Fixed-Line Telecommunications Revenues	6,468	100.0	6,664	100.0	(196)	(2.9)

►

Mobile Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	H1 2012		H1 2011		Change
(millions of euros)	% of total		% of total		absolute	%

Outgoing voice	1,662	49.2	1,798	51.4	(136)	(7.6)
Incoming voice	492	14.6	593	17.0	(101)	(17.1)
VAS	1,025	30.4	978	28.0	47	4.8
Handsets	197	5.8	127	3.6	70	55.1
Total Mobile Telecommunications Revenues	3,376	100.0	3,496	100.0	(120)	(3.4)

EBITDA for the Domestic business unit amounted to €4,406 million, down €121 million from the first half of 2011 (-2.7%). The EBITDA margin was 48.7%, up 0.2 percentage points compared with the first six months of 2011. This result was affected by the contraction in revenues from services (-€269 million compared with the corresponding period of 2011), only partly recovered by the lower quotas paid to other carriers and by efficiencies obtained thanks to the selective control and containment of costs. Organic EBITDA came to €4,424 million (-€150 million, -3.3% compared with the first half of 2011), with EBITDA margin at 48.8% of revenues slightly lower than the same period of 2011 (-0.2 percentage points).

EBIT for the Domestic BU came to €2,605 million; in the previous-year period it was a negative €697 million and included the goodwill write-down of the Core Domestic CGU for €3,182 million; EBIT margin came to 28.8%.

Capex amounted to €1,333 million, down €19 million from the same period of 2011. The percentage of capex on revenues was 14.7% of revenues.

Headcount stood at 55,278 employees, higher by 231 compared with 31 December 2011 (the variation includes the effects of the acquisition, with effect from 1 January 2012, of the Contact Center and its 249 resources from the company Advalso belonging to the Olivetti Business Unit).

BRAZIL

(average real/euro exchange rate 2.41520)

Revenues of TIM Brasil Group in H1 2012 came to 9,016 million reais, 1,012 million reais higher than H1 2011 (+12.6%). Revenues from services grew to reach 8,000 million reais, up from 7,207 million reais in H1 2011 (+11.0%). Revenues from product sales increased from 797 million reais in H1 2011 to 1,016 million reais (+27.5%). Mobile ARPU (Average Revenue Per User) was over 18.7 reais compared with 21.2 reais in H1 2011. The total number of lines at 30 June 2012 was 68.9 million, up 7.5% with respect to 31 December 2011, representing a 26.90% market share.

EBITDA amounted to 2,385 million reais, up 216 million reais from H1 2011 (+10.0%). Margin growth was sustained by the increase in revenues, mainly in outgoing voice traffic and VAS, essentially counterbalanced by the higher termination rates due to increased traffic volumes and costs strictly linked to changes in the customer base. EBITDA margin was 26.5%, down 0.6 percentage points from the previous-year period.

The increased margin in revenues from services was partially offset by the greater share of turnover from sales of smartphones/webphones.

EBIT amounted to 1,125 million reais, an improvement of 118 million reais on H1 2011. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisation of 96 million reais (1,256 million reais in H1 2012 compared with 1,160 million reais in the same period of 2011).

Headcount stood at 10,922 employees (10,539 at 31 December 2011).

In June 2012 TIM Celular, a subsidiary of TIM Brasil, took part in an auction for the rights to use fourth generation (4G) mobile telephony frequency bands.

On 12 and 13 June 2012 Anatel, the Brazilian regulator, announced the results of the bid, awarding Tim Celular the use of one national 10+10MHz and six 10+10MHz regional frequencies, as well as 7+7MHz in 450MHz in four states. The total value of the investment is 382 million reais and permits Tim Brasil to use the new frequencies for 15 years (renewable for a further 15 years).

The assignment of the spectrum purchased will be formalised in the third quarter of 2012.

ARGENTINA

(average peso/euro exchange rate 5.69209)

H1 2012 revenues came to 10,379 million pesos, an increase of 1,796 million pesos (+20.9%) compared with first half of 2011 (8,583 million pesos) thanks to growth of the Broadband and Mobile client base, as well as the respective ARPUs. The principal source of revenues for the Argentina Business Unit was mobile telephony which contributed around 72% of consolidated revenues and grew by 24% compared with H1 2011.

The number of fixed lines at 30 June 2012 remained practically unchanged against the end of 2011 (around 4.1 million lines). Despite the freezing of tariffs imposed by the Economic Emergency Law of January 2002, ARBU (Average Revenue Billed per User) grew by 5.6% compared with H1 2011 as a result of sales of packages including minutes of traffic and value added services.

Telecom Argentina's overall Broadband client portfolio at 30 June 2012 numbered 1,594,000 subscribers, 44,000 more than December 2011 with growth of around 3.0%.

The Personal client base in Argentina grew by 530,000 from the end of 2011 to reach a total 18.7 million lines at 30 June 2012, 32% of which with post-paid contracts. Meanwhile, thanks to the acquisition of high value customers and our clear leadership in smartphones, ARPU grew by 13% to top 54.6 pesos (48.3 pesos in H1 2011). Much of this growth is attributable to value added services (including SMS) and Mobile Internet, which together represented around 52% of mobile telephony revenues in H1 2012.

In Paraguay the Núcleo client base grew by around 4% from 31 December 2011 to reach 2,242,000 lines, 18% of which with post-paid contracts.

EBITDA reached 3,131 million pesos, an improvement of 255 million pesos (+8.9%). The EBITDA margin was 30.2%, 3.3 percentage points less than in H1 2011, mainly due to the higher incidence of purchases of materials and services and labour costs.

EBIT amounted to 1,452 million pesos, a fall of 10 million pesos (-0.7%) compared with H1 2011 essentially due to higher amortizations. EBIT margin came to 14.0%, (17.0% in H1 2011).

Headcount stood at 16,785 employees (16,350 at 31 December 2011).

OLIVETTI

Revenues in H1 2012 were €130 million, down €31 million compared with the same period of 2011. However, total revenues at a constant perimeter – calculated excluding the business of the Advalso S.p.A. Contact Center sold at the beginning of the year to Telecontact Center S.p.A. (Domestic BU) - fell by €19 million, with an organic variation of -12.8%. Excluding the revenues from agreements with the parent Telecom Italia S.p.A. on the use of brands and patents, the decline comes to €14 million (-9.7%).

EBITDA was a negative -€38 million, down €13 million from the previous-year period (-52%). The organic variation in EBITDA was a positive €3 million (+12%) thanks to cost reductions of €4 million (lower fixed and labour costs) which more than matched the lower profits from declining sales. Organic growth was calculated excluding the provision for restructuring charges of €16.5 million, following the decision to begin the process of liquidation of Olivetti i-Jet S.p.A. to reposition the business unit in the ICT market in the light of the increasing shift towards the paperless office and mobile applications. Changes to the consolidation area had no impact on EBITDA.

EBIT amounted to a negative -€41 million, down €14 million from the corresponding period of 2011 (-51.9%). The organic EBIT variation was a positive €2 million (+7.4%), impacted by the same factors that affected EBITDA.

Headcount stood at 807 employees, 268 fewer than the 1,075 at 31 December 2011 (the variation includes the effects of the sale, with effect from 1 January 2012, of the Contact Center and its 249 resources to the Domestic Business Unit).

***

EVENTS SUBSEQUENT TO 30 JUNE 2012

Buyback of Telecom Italia S.p.A. bonds.

On 13 July 2012 Telecom Italia S.p.A. announced the final results of the public offerings for buybacks on four bond issues, with maturities between March 2013 and May 2014.

The offerings, opened on 6 July 2012, were closed on 12 July 2012 and concerned the following issues:

Buyback bond breakdown by original due date and ISIN code:
	March 2013 XS0418509146	July 2013 XS0312208407	January 2014 XS0409510590	May 2014 XS0254905846

Nominal amount in circulation (euro)	645,000,000	500,000,000	500,000,000	673,000,000
Buyback price	103.363%	99.50%	107.914%	103.002%
Nominal amount purchased (euro)	212,855,000	232,350,000	215,893,000	116,200,000
Residual nominal amount in circulation (euro)	432,145,000	267,650,000	284,107,000	556,800,000

The total nominal amount purchased is €777.3 million.

Suspension of sales of new SIM cards in some areas of Brazil

On 18 July 2012, Anatel (Brazil's telecommunications regulator), on the back of a new methodology for measuring indicators of quality, issued a ruling which, among other things, ordered TIM Celular (subsidiary of TIM Brasil) to suspend sales of new SIM cards in 18 Brazilian states and in the Federal District of Brasilia, with effect from 23 July 2012.
Following rejection of its appeal for a lifting of the ban, on 24 July 2012 TIM Celular presented Anatel with an action plan, detailed for each State and complete with the individual measures foreseen to guarantee an improvement in quality of services and of the network. The Company is confident that, given the exhaustive nature of the plan, Anatel will lift the suspension shortly.

***

OUTLOOK FOR THE 2012 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the goals linked to the main economic and financial indicators, as described in the 2012-2014 Industrial Plan, foresee the following outcomes for the whole of 2012:

•

Revenues and EBITDA essentially unchanged from 2011;

•

Adjusted net financial position at around €27.5 billion.

***

Merger by incorporation of SAIAT

The Board of Directors has approved the merger by incorporation of the wholly owned subsidiary SAIAT  (Società Attività Intermedie Ausiliarie Telecomunicazioni p.A.).

The merger, which contributes to a further simplification of the Group's corporate structure, does not entail any changes to the capital of Telecom Italia and is expected to be completed by the end of October 2012.

New Managing Director

The Board of Directors has approved the appointment of Andrea Mangoni (current Head of Administration, Finance and Control & International Development) as Managing Director for Group activities in South America, tasked with overseeing management and business development in the region.

Mr. Mangoni, who in his new role will report to the Executive Chairman and retain his position in Brazil, will follow his current activities in the parent company until a new Chief Financial Officer of Telecom Italia is identified.

Internal controls

The Board of Directors has noted the resignation of Vice Chairman, Aldo Minucci, from his duties regarding the internal control system, in view of his commitments with ANIA.

In consequence, Internal Audit and the offices in charge of Group-level compliance (Group Compliance Officer and IT & Security Compliance) will continue to report to the plenum board, with Director Gabriele Galateri acting as liaison between these offices and the board.

Shareholders' Meeting

The Board of Directors, following the announcement made during the course of the Shareholders’ Meeting of 15 May 2012, has voted to call a Shareholders' Meeting for 17 October 2012 (single call) at the Rozzano Auditorium (Milan), Viale Tuscany, 3, with the following order of business:

►

proposed resolution, under the terms of article 1965 of the Civil Code, of the dispute with former Executive Director Carlo Orazio Buora, subordinate, and only in the event of non-approval, to proposed derivative litigation;

►

proposed derivative litigation against former Executive Director Riccardo Ruggiero.

Mr. Buora held executive positions in the Board of Directors from November 2001, while Mr. Ruggiero was CEO from September 2002. Both left their positions in December 2007.

Telecom Italia is already plaintiff in the trial of Mr. Ruggiero currently being heard by the Court of Milan on charges of obstructing the supervisory authorities in relation to the alleged manipulation of the mobile customer base communicated to AGCOM.

The proposed reconciliation with Mr. Buora stems from his stated readiness to resolve any differences with Telecom Italia, including a pledge to pay a sum to the company.

The detailed proposals and full report will be formalised by the Board of Directors' meeting scheduled for 13 September 2012.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures , which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the first half 2012 and 2011.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report at June 30, 2012 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2012.

The accounting policies and consolidation principles adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2012 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2011, to which reference can be made, except for the new standards and interpretations adopted by the Group - which have no impact on the Half-year Condensed Consolidated Financial Statements at June 30, 2012 - and except for the early and retrospective adoption of the revised IAS 19 (Employee Benefits). As a result of the adoption of such principle, the data for the corresponding periods being compared have been appropriately restated ("Restated").

Furthermore, please note that the limited review work by our independent auditors on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2012 has not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)	Change (a - b)
	(a)	(b)	amount	%

Revenues	14,793	14,543	250	1.7
Other income	108	108	-	-
Total operating revenues and other income	14,901	14,651	250	1.7
Acquisition of goods and services	(6,500)	(6,232)	(268)	(4.3)
Employee benefits expenses	(2,006)	(1,986)	(20)	(1.0)
Other operating expenses	(897)	(843)	(54)	(6.4)
Changes in inventories	62	81	(19)	(23.5)
Internally generated assets	299	285	14	4.9
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non- current assets (EBITDA)	5,859	5,956	(97)	(1.6)
Depreciation and amortization	(2,670)	(2,834)	164	5.8
Gains (losses) on disposals of non-current assets	16	(3)	19	°
Impairment reversals (losses) on non-current assets	-	(3,182)	3,182	°
Operating profit (loss) (EBIT)	3,205	(63)	3,268	n.s.
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(4)	(12)	8	66.7
Other income (expenses) from investments	-	15	(15)	°
Finance income	1,272	1,685	(413)	(24.5)
Finance expenses	(2,189)	(2,666)	477	17.9
Profit (loss) before tax from continuing operations	2,284	(1,041)	3,325	n.s.
Income tax expense	(824)	(769)	(55)	(7.2)
Profit (loss) from continuing operations	1,460	(1,810)	3,270	n.s.
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	(11)	11	°
Profit (loss) for the period	1,460	(1,821)	3,281	n.s.
Attributable to:
• Owners of the Parent	1,245	(2,042)	3,287	n.s.
• Non-controlling interests	215	221	(6)	(2.7)

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity,

(millions of euros)		1st Half 2012	1st Half 2011 (Restated)

Profit (loss) for the period	(a)	1,460	(1,821)
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		31	5
Loss (profit) transferred to the Separate Consolidated Income Statement		1	1
Net fiscal impact		(7)	(1)
	(b)	25	5
Hedging instruments:
Profit (loss) from fair value adjustments		(76)	(346)
Loss (profit) transferred to the Separate Consolidated Income Statement		39	634
Net fiscal impact		10	(80)
	(c)	(27)	208
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(337)	(356)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	75
Net fiscal impact		-	-
	(d)	(337)	(281)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		-	1
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Net fiscal impact		-	-
	(e)	-	1
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains and losses		4	42
Net fiscal impact		(1)	(12)
	(f)	3	30
Total	(g=b+c+d+e+f)	(336)	(37)
Total Profit (loss) for the period	(a+g)	1,124	(1,858)
Attributable to:
• Owners of the Parent		1,021	(1,850)
Non-controlling interests		103	(8)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		6/30/2012 (a)	12/31/2011 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		36,862	36,957	(95)
Other intangible assets		8,395	8,600	(205)
		45,257	45,557	(300)
Tangible assets
Property, plant and equipment owned		14,492	14,854	(362)
Assets held under finance leases		1,046	1,094	(48)
		15,538	15,948	(410)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		67	47	20
Other investments		35	38	(3)
Non-current financial assets		3,218	2,949	269
Miscellaneous receivables and other non-current assets		1,241	1,128	113
Deferred tax assets		1,021	1,637	(616)
		5,582	5,799	(217)
Total Non-current assets	(a)	66,377	67,304	(927)
Current assets
Inventories		504	447	57
Trade and miscellaneous receivables and other current assets		7,768	7,770	(2)
Current income tax receivables		25	155	(130)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		977	1,469	(492)
Cash and cash equivalents		6,029	6,714	(685)
		7,006	8,183	(1,177)
Current assets sub-total		15,303	16,555	(1,252)
Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total Current assets	(b)	15,303	16,555	(1,252)
Total Assets	(a+b)	81,680	83,859	(2,179)

(millions of euros)		6/30/2012 (a)	12/31/2011 (b)	Change (a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		22,918	22,791	127
Equity attributable to non-controlling interests		3,910	3,904	6
Total Equity	(c)	26,828	26,695	133
Non-current liabilities
Non-current financial liabilities		35,448	35,860	(412)
Employee benefits		870	850	20
Deferred tax liabilities		1,068	1,056	12
Provisions		843	831	12
Miscellaneous payables and other non-current liabilities		1,128	1,156	(28)
Total Non-current liabilities	(d)	39,357	39,753	(396)
Current liabilities
Current financial liabilities		5,561	6,091	(530)
Trade and miscellaneous payables and other current liabilities		9,784	10,984	(1,200)
Current income tax payables		150	336	(186)
Current liabilities sub-total		15,495	17,411	(1,916)
Liabilities directly associated with discontinued operations/non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total Current Liabilities	(e)	15,495	17,411	(1,916)
Total Liabilities	(f=d+e)	54,852	57,164	(2,312)
Total Equity and Liabilities	(c+f)	81,680	83,859	(2,179)

TELECOM ITALIA GROUP–CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Half 2012	1st Half 2011 (Restated)

Cash flows from operating activities:
Profit (loss) from continuing operations		1,460	(1,810)
Adjustments for:
Depreciation and amortization		2,670	2,834
Impairment losses (reversals) on non-current assets (including investments)		1	3,189
Net change in deferred tax assets and liabilities		630	504
Losses (gains) realized on disposals of non-current assets (including investments)		(16)	(11)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		4	12
Change in employee benefits		(6)	(34)
Change in inventories		(57)	(73)
Change in trade receivables and net amounts due from customers on construction contracts		235	(278)
Change in trade payables		(695)	(258)
Net change in current income tax receivables/payables		(54)	(53)
Net change in miscellaneous receivables/payables and other assets/liabilities		(193)	19
Cash flows from (used in) operating activities	(a)	3,979	4,041
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(917)	(853)
Purchase of tangible assets on an accrual basis		(1,352)	(1,184)
Total purchase of intangible and tangible assets on an accrual basis		(2,269)	(2,037)
Change in amounts due to fixed asset suppliers		(641)	(585)
Total purchase of intangible and tangible assets on a cash basis		(2,910)	(2,622)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(7)	-
Acquisitions/disposals of other investments		-	(1)
Change in financial receivables and other financial assets		236	516
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(5)	(2)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		30	394
Cash flows from (used in) investing activities	(b)	(2,656)	(1,715)
Cash flows from financing activities:
Change in current financial liabilities and other		(100)	(874)
Proceeds from non-current financial liabilities (including current portion)		1,846	2,058
Repayments of non-current financial liabilities (including current portion)		(2,687)	(3,514)
Share capital proceeds/reimbursements (including subsidiaries)		(2)	-
Dividends paid		(1,027)	(1,325)
Changes in ownership interests in consolidated subsidiaries		-	(155)
Cash flows from (used in) financing activities	(c)	(1,970)	(3,810)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	(647)	(1,484)
Net cash and cash equivalents at beginning of the period	(f)	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents	(g)	(28)	(54)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,995	3,744

Additional Cash Flow Information

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)

Income taxes (paid) received	(241)	(208)
Interest expense paid	(1,875)	(1,792)
Interest income received	727	632
Dividends received	-	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2012	1st Half 2011 (Restated)

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	6,714	5,526
Bank overdrafts repayable on demand - from continuing operations	(44)	(244)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	6,670	5,282
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	6,029	3,760
Bank overdrafts repayable on demand - from continuing operations	(34)	(16)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	-	-
	5,995	3,744

TELECOM ITALIA GROUP–NET FINANCIAL DEBT

(millions of euros)	6/30/2012	12/31/2011	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	24,298	24,478	(180)
Amounts due to banks, other financial payables and liabilities	9,911	10,078	(167)
Finance lease liabilities	1,239	1,304	(65)
	35,448	35,860	(412)
Current financial liabilities(*)
Bonds	3,289	3,895	(606)
Amounts due to banks, other financial payables and liabilities	2,036	1,951	85
Finance lease liabilities	236	245	(9)
	5,561	6,091	(530)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	41,009	41,951	(942)
Non-current financial assets
Securities other than investments	(12)	(12)	-
Financial receivables and other non-current financial assets	(3,206)	(2,937)	(269)
	(3,218)	(2,949)	(269)
Current financial assets
Securities other than investments	(613)	(1,007)	394
Financial receivables and other current financial assets	(364)	(462)	98
Cash and cash equivalents	(6,029)	(6,714)	685
	(7,006)	(8,183)	1,177
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(10,224)	(11,132)	908
Net financial debt carrying amount	30,785	30,819	(34)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(425)	(405)	(20)
Adjusted net financial debt	30,360	30,414	(54)
Breakdown as follows:
Total adjusted gross financial debt	38,429	39,382	(953)
Total adjusted financial assets	(8,069)	(8,968)	899
(*)of which current portion of medium/long-term debt:
Bonds	3,289	3,895	(606)
Amounts due to banks, other financial payables and liabilities	1,117	1,064	53
Finance lease liabilities	236	245	(9)

TELECOM ITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

Domestic

In the first half of 2012 the company Matrix, following the start of its disposal process has been consolidated within the Other operations and therefore is no longer part of Domestic-Core Domestic Business Unit. The comparative periods have been appropriately restated.

(millions of euros)	1st Half 2012	1st Half 2011		Change
			amount	%	% organic

Revenues	9,048	9,335	(287)	(3.1)	(3.0)
EBITDA	4,406	4,527	(121)	(2.7)	(3.3)
EBITDA margin	48.7	48.5		0.2pp	(0.2)pp
EBIT	2,605	(697)	3,302	°	2.8
EBIT margin	28.8	°		°	1.6pp
Headcount at period-end (number) (*)	55,278	(**) 55,047	231	0.4

(*) The change of 231 units includes the effects of the acquisition, from January 1, 2012, of the 249 units of the Contact Center activities of

      Advalso, a company belonging to the Olivetti Business Unit.

(**)  Headcount at December 31, 2011.

Core Domestic

(millions of euros)	1st Half 2012	1st Half 2011	Change
			amount	%	% organic
Revenues	8,570	8,932	(362)	(4.1)	(3.9)
Consumer (¹)	4,432	4,499	(67)	(1.5)	(1.5)
Business (2)	1,438	1,557	(119)	(7.6)	(7.6)
Top (2)	1,574	1,722	(148)	(8.6)	(8.6)
National Wholesale	1,035	1,054	(19)	(1.8)	(0.9)
Other	91	100	(9)	(9.0)	(4.2)
EBITDA	4,309	4,412	(103)	(2.3)	(2.9)
EBITDA margin	50.3	49.4		0.9pp	0.5pp
EBIT	2,556	(757)	3,313	°	3.4
EBIT margin	29.8	°		°	2.1pp
Headcount at period-end (number)	54,262	(*) 54,038	224	0.4

(*)  Headcount at December 31, 2011.

(1) In the first half of 2012 the company Matrix, following the start of its disposal process has been consolidated within the  Other operations and therefore is no longer part of Consumer segment. The comparative periods have been appropriately restated.

(2) The data of the Business and Top segments relating to the 1st  half 2011 have been reclassified consistently  with those of the 1st  half

     2012 in order to take into account the new classification criteria for customers introduced at the beginning of the year 2012.

International Wholesale

(millions of euros)	1st Half 2012	1st Half 2011	Change
amount	%	% organic

Revenues	709	642	67	10.4	8.9
of which third parties	500	431	69	16.0	13.6
EBITDA	103	120	(17)	(14.2)	(16.3)
EBITDA margin	14.5	18.7	(4.2) pp	(4.4)pp
EBIT	50	60	(10)	(16.7)	(19.4)
EBIT margin	7.1	9.3	(2.2) pp	(2.4)pp
Headcount at period-end (number)	1,016	(*)1,009	7	0,7
(*) Headcount at December 31, 2011 ***
BRAZIL
(million of euros)	(million of Brazilian reais) Change
1st Half 2012 (a)	1st Half 2011 (b)	1st Half 2012 (c)	1st Half 2011 (d)	amount (c-d)	% (c-d)/d d

Revenues	3,733	3,499	9,016	8,004	1,012	12.6
EBITDA	987	948	2,385	2,169	216	10.0
EBITDA margin	26.5	27.1	26.5	27.1	(0.6)pp
EBIT	466	440	1,125	1,007	118	11.7
EBIT margin	12.5	12.6	12.5	12.6	(0.1)pp
Headcount at period-end (number)	10,922	(*) 10,539	383	3.6

        (*)Headcount at December 31, 2011.

***

ARGENTINA
	(million of euros)		(million of Argentine pesos) Change
	1st Half 2012 (a)	1st Half 2011 (b)	1st Half 2012 (c)	1st Half 2011 (d)	amount (c-d)	% (c-d)/d

Revenues	1,823	1,511	10,379	8,583	1,796	20.9
EBITDA	550	506	3,131	2,876	255	8.9
EBITDA margin	30.2	33.5	30.2	33.5		(3.3)pp
EBIT	255	257	1,452	1,462	(10)	(0.7)
EBIT margin	14.0	17.0	14.0	17.0		(3.0)pp
Headcount at period-end (number) (*)			16,785	(**) 16,350	435	2.7

(*) Includes employees with temp work contracts: 1 at June 30, 2012 and at December 31, 2011.

(**) Headcount at December 31, 2011

***

OLIVETTI

(millions of euros)	1st Half 2012	1st Half 2011	Change
			amount	%	% organic

Revenues	130	161	(31)	(19.3)	(12.8)
EBITDA	(38)	(25)	(13)	(52.0)	12.0
EBITDA margin	(29.2)	(15.5)
EBIT	(41)	(27)	(14)	(51.9)	7.4
EBIT margin	(31.5)	(16.8)
Headcount at period-end (number)	807	(*) 1,075	(268)	(24.9)

(*)Headcount at December  31, 2011,

***

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

	Domestic		Olivetti		TELECOM ITALIA GROUP
(millions of euros)	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011

HISTORICAL EBITDA	4,406	4,527	(38)	(25)	5,859	5,956
Effect of change in scope of consolidation		-		-		-
Effect of change in exchange rates		3		-		(48)
Non-organic costs and expenses (revenues and income)	18	44	16	-	34	44
Disputes and settlements	12	8	-	-	12	8
Restructuring costs	-	-	16	-	16	-
Other expenses (income), net	6	36	-	-	6	36

COMPARABLE EBITDA	4,424	4,574	(22)	(25)	5,893	5,952

Domestic		Olivetti		TELECOM ITALIA GROUP
(millions of euros)	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011	1st Half 2012	1st Half 2011
HISTORICAL EBIT	2,605	(697)	(41)	(27)	3,205	(63)
Effect of change in scope of consolidation		1	-		-	1
Effect of change in exchange rates		2	-		-	(21)
Non-organic costs and expenses (revenues and income) described under EBITDA	18	44	16	-	34	44
Core Domestic goodwill impairment loss	-	3,182			-	3,182
Gains on non–current assets	(21)	-	-	-	(21)	-
Others	-	(1)	-	-	-	(1)
COMPARABLE EBIT	2,602	2,531	(25)	(27)	3,218	3,142

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2012 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014, by the syndacated Revolving Credit Facility for the total amount of 1.25 billion euros maturing on February 2013 and by the Revolving Credit Facility for the total amount of 200 million euros signed on December 20, 2010 and maturing on December 18, 2013:

(billions of euro)	06/30/2012		12/31/2011
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	1.25	0.25	1.25	0.25
Revolving Credit Facility – due August 2014	8.0	2.0	8.0	2.0
Revolving Credit Facility - due December 2013	0.2	0.2	0.2	0.2
Total	9.45	2.45	9.45	2.45

On May 24, 2012 Telecom Italia signed a new contract in order to extend half of the Revolving Credit Facility (RCF) for the amount of 8 billion euros maturing on August 2014. The extension has been obtained through a Forward Start Facility for the amount of 4 billion euros which will come into effect in August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature on May 2017.

Furthermore, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first half 2012, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 750 million euros 4.625% due 6/15/2015	Euro	750	6/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% due 12/14/2018	Euro	750	6/15/2012

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 1,222.5 million euros 6.250% (1)	Euro	1,222.5	2/1/2012
Telecom Italia Finance S.A. 107.7 million euros Euribor 3M+1.30%	Euro	107.7	3/14/2012
Telecom Italia Finance S.A. 790 million euros 7.250% (2)	Euro	790	4/24/2012

(1)

Net of 27.5 million euros  repurchased from the company during the year 2011.

(2)

Net of 210 million euros  repurchased from the company during the years 2011 and 2012.

As already occurred in the last years, during the first half 2012 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 790 million euros 7.250% due April 2012 (*)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875% due January 2013 (*)	Euro	80.8	January-May 2012

(*) During the year 2011 the company repurchased the above mentioned bonds for the total amount of 290 million euros (199 million euros bond due April 2012 and 91 million euros bond due January 2013). Therefore, the total amount of the buy-back is equal to 382 million euros.

Please also note that in July 2012 Telecom Italia S.p.A. bought back four bond issues. For further details please refer to the section “Events subsequent to June 30, 2012” of this press release.

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 241 million euros (nominal value) as of June 30, 2012 and decreased by 25 million euros in comparison with December 31, 2011 (266 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of June 30, 2012 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,744 million euros with the following detail:

•

777 million euros, related to the four above mentioned Telecom Italia S.p.A. bonds repurchased and cancelled in  July 17, 2012 and originally due March 21, 2013, July 19, 2013, January 22, 2014 and May 19, 2014;

•

1,000 million euros, due December 6, 2012;

•

678 million euros, due January 24, 2013;

•

432 million euros, due March 21, 2013;

•

268 million euros, due July 19, 2013;

•

1,589 million euros, due November 15, 2013.

With reference to the loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,052 million euros (out of a total of 2,959 million euros at June 30, 2012) is not secured by bank guarantees and there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Clause for inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new loan contracts, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent regulation in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium-long term debt is lower than BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB, which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees; after that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand the immediate repayment of the disbursed amount. The current ratings (BBB and Baa2) didn’t require new guarantees or repayment of loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1 st, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 2,000,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a structure similar to that contained in the August 1st, 2005 credit facility agreement, even though it was updated to take into account of the October 28, 2009 amendment to the April 28, 2007shareholder’s agreement. Therefore, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is directly or indirectly (through subsidiaries) acquired by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The disbursed amount is currently equal to 250,000,000 euros;

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline basically similar to that of the February 12, 2010 credit facility agreement. The disbursed amount is currently equal to 200,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programmes, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB.) The total nominal amount is 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for the amount of 2.65 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract. Specifically:

•

in the loan signed by Telecom Italia with the EIB on August 5, 2011 and in the three contracts – assisted, respectively, by bank guarantee and by a guarantee issued by Sace S.p.A. – signed on September 26, 2011, for a total amount of 200 million euros, there is change in control if a subject or a group of subjects acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary board or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries;

•

furthermore, the three contracts guaranteed and dated September 26, 2011 provide the “clause for inclusion” according to which in case Telecom Italia commits itself to maintain in other loans financial covenants not present or more restrictive than those granted to the EIB, the bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent clause in favour of the EIB. That expectation is not applied to the subsidized loans until the total amount of the outstanding capital financed does not exceed the amount of 500 million euros;

•

Export Credit Agreement (nominal outstanding amount of about 25 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides the repayment of the loan in 2013. It is established that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall repay the outstanding loan at the first date in which the interest payment shall be due;

•

Senior Secured Syndicated Facility (nominal outstanding amount 312,464,000 Argentinean pesos, equal to approximately 55 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) and provides the repayment of the loan in 2016. The loan (a) is granted by two pledges set up on (i) 15,533,834 Telecom Argentina’s shares and (ii) 2,351,752 American Depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A. as well (b) it is assisted by a bank guarantee at first call for a total amount of about USD 22.8 million (equal to about 18.1 million euros). The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change of control that involves the total repayment in advance of the loan in case the Telecom Italia Group holds less than the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of June 30, 2012, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOM ITALIA GROUP–EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(milions of euros)	1st Half 2012	1st Half 2011

Employee benefit expenses:
Restructuring costs	(16)	-
Other operating expenses:
Accruals to provisions and other	(2)	-
Impact on EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets	(18)	-
Gains (losses) on disposals of non–current assets:
Gains on non–current assets	21	-
Impairment reversals (losses) on non-current assets:
Core Domestic goodwill impairment loss	-	(3,182)
Impact on EBIT - Operating profit	3	(3,182)
Share of profits (losses) of associetes and joint ventures accounted for using the equity method – Other income (expenses) from investments
Net gain on disposal of EtecSa (Cuba)	-	17
Net gains on disposal of other investments	-	(1)
Impact on profit (loss) before tax from continuing operations	3	(3,166)
Income taxes on non-recurring items	(2)	-
Discontinued operations	-	(11)
Impact on profit (loss) for the period	1	(3,177)

TELECOM ITALIA GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE EARLY ADOPTION OF THE REVISED IAS 19 (2011) (EMPLOYEE BENEFITS)

In June, 2012, EU issued Commission Regulation (EC) n. 475-2012, which endorsed some amendments to IAS 19 (Employee Benefits). Such amendments shall be applied retrospectively, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), starting from January 1, 2013.  As allowed, Telecom Italia has decided to early adopt these amendments starting from the Half-Year Financial Report at June 30, 2012, in order to reduce the volatility of the values recognized in the separate income statement.

In particular, under the amended IAS 19 (2011), the remeasurements of the actuarial gains and losses (“remeasurements”) related to the employee defined benefit plans (i.e. TFR)  are recognized in other components of other comprehensive income, within equity. Therefore, other options previously provided were deleted (including the one adopted by the Telecom Italia Group that so far has recorded these components under the Employee benefits expenses of the separate income statement). Service costs as well as interest expenses related to the “time value” component of the actuarial calculations (the latter to be reclassified under the item Finance expenses), are still recognized in the separate income statement.

The early adoption of such amendments resulted in the restatement of the consolidated separate income statement and the consolidated statement of comprehensive income for the first half of 2011.

The effects are as follows:

CONSOLIDATED SEPARATE INCOME STATEMENT

1st Half 2011
(millions of euros)

Employee benefit expenses – reversal of actuarial gains and losses	(42)
Employee benefit expenses – interest component reclassification	21
Finance expenses - interest component reclassification	(21)
Income tax expenses	12
Impact on Profit (loss) for the period	(30)

The adoption of such amendments did not have any effect on the basic and diluted earnings per share for the first half of 2011.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

1st Half 2011
(millions of euros)

Impact on Profit (loss) for the period	(30)
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)	42
Net fiscal impact	(12)
30
Impact on Total profit (loss) for the period	-

CONSOLIDATED STATEMENT OF CASH FLOWS

The early adoption of the amendments to IAS 19 did not have an impact on the “Aggregate cash flows” of the consolidated statement of cash flows and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 2nd, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager